Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764

TO:	All Employees
FROM:	Sidney Harman
DATE:	May 1, 2007
SUBJECT:	The New Harman International
As you might imagine, we were very busy completing our agreement for the transaction we announced last week and we were not in a position at that time to provide employees with a clear understanding of the matter. My April 26 memo enclosing the press release announcing the Harman/Kohlberg Kravis Roberts transaction was intended to inform you as quickly as the law permitted. We were not free to speak about the transaction until the agreement was signed and the earnings call was done. My memo went out very promptly thereafter. I knew then and I know today that it does not answer all your questions. We are working hard to prepare a document that will answer questions that you have raised. We hope to send it by early next week. We will also arrange a procedure to answer additional questions that you may have. Our ability to answer some of your questions may be limited in the coming weeks while we are preparing the required disclosure materials for our shareholder meeting to vote on the transaction, but we will do our very best.
Today I recommend that you think about these developments this way: on an on-going basis, basically nothing has changed. The new company will be Harman International and its Executive Chairman is Sidney Harman. What has changed is that a new set of world-class investors will replace an earlier set of world-class investors.
The memorandum will answer such questions as: What difference does that make? What happens to the 401(k)? etc. Even as you receive our more detailed memorandum, I suggest that all of this will be easier to process if you begin with the understanding that, fundamentally and operationally, nothing has changed.
I call your attention to the fact that the transaction is subject to Securities and Exchange Commission filings and shareholder vote and approval. Our best estimate is that it will close in September this year.

All Employees
May 1, 2007

In the meantime, you will undoubtedly be asked about the transaction by friends and others outside the Company. I urge you to refer all of those inquiries to the corporate office and, in particular, to Rob Ryan, 202-662-2215. He will serve as the clearinghouse and we will respond to all inquiries. I thank you for your patience.
With personal regards.

All Employees
May 1, 2007

Additional Information and Where To Find It
The parties to the merger agreement intend to file a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s web site at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated; Attention: Investor Relations, 1101 Pennsylvania Ave., N.W., Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, www.harman.com.
Forward Looking Information
This communication may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements.
These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Harman and others following the announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the merger; (4) the failure to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (6) other factors described in Harman’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Harman’s ability to control or predict. Harman undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.